Filed by Washington Federal, Inc. pursuant
to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Anchor Bancorp
Commission File No.: 001-34965

Explanatory Note: On April 13, 2017, the Company announced by press release its earnings for the quarter ended March 31, 2017.

Thursday, April 13, 2017
FOR IMMEDIATE RELEASE

Washington Federal Announces 4% Increase In Quarterly Earnings

SEATTLE, WASHINGTON – Washington Federal, Inc. (Nasdaq: WAFD), parent company of Washington Federal, National Association, today announced quarterly earnings of $42,070,000 or $0.47 per diluted share for the quarter ended March 31, 2017 compared to $41,723,000 or $0.45 per diluted share for the quarter ended March 31, 2016, a $0.02 or 4% increase. Return on equity for the quarter ended March 31, 2017 was 8.37% compared to 8.51% for the quarter ended March 31, 2016. Return on assets for the quarter ended March 31, 2017 was 1.13% compared to 1.14% for the same quarter in the prior year.
President & Chief Executive Officer Brent Beardall commented, “Washington Federal had a strong quarter and is positioned well for future growth. Operating metrics improved as we benefited from continued strong macro economic factors in our key markets. The Company had loan originations of $944 million during the quarter, a 24% increase from the prior year. Commercial loans represented two-thirds of total originations for the quarter. As announced earlier this week, we have entered into a merger agreement with Anchor Bancorp. This transaction will enhance our presence in southwestern Washington and is expected to be immediately accretive to tangible book value per share as well as accretive to earnings per share once fully integrated. It is important to recognize a milestone event that will occur on Monday April 24, 2017. That date marks the centennial anniversary for Washington Federal. We thank our clients, shareholders and employees for building one of the strongest banks in the United States. We look forward with optimism to the next 100 years as we strive to fulfill the changing needs of our clients while staying true to the values that made us who we are today.”
Total assets were $15.0 billion as of March 31, 2017 compared to $14.9 billion as of September 30, 2016. The Company continued to shift its asset mix from cash and investment securities to loans receivable. Since September 30, 2016, available-for-sale securities decreased $534 million or 27.8%, held-to-maturity securities increased $280 million or 19.8% and cash and cash equivalents decreased $184 million or 40.8%. During that same period net loans receivable increased by $552 million or 5.6%.
Customer deposits increased by $30 million or 0.3% since September 30, 2016 and totaled $10.6 billion as of March 31, 2017. Transaction accounts increased by $207 million or 3.4% during that period while time deposits decreased $177 million or 3.9%. The mix of customer deposits has continued to shift over the last several years as the Company focuses on growing transaction accounts to lessen sensitivity to rising interest rates and reduce interest expense. As of March 31, 2017, 58.4% of the Company’s deposits were in transaction accounts. Core deposits, defined as all transaction accounts and time deposits less than $250,000, totaled 94.8% of deposits at March 31, 2017.
Borrowings from the Federal Home Loan Bank totaled $2.2 billion as of March 31, 2017 and $2.1 billion at September 30, 2016.
Loan originations totaled $944 million for the 2nd fiscal quarter 2017, a $181 million or 24% increase over the $763 million of originations in the same quarter one year ago. Partially offsetting loan originations in each of these respective quarters were loan repayments of $711 million and $581 million. Commercial loans represented 66% of all loan originations during the 2nd fiscal quarter 2017 with consumer loans accounting for the remaining 34%. The Company views organic loan growth as the highest and best use of its capital and prefers commercial loans in this low rate environment because of their shorter duration. The weighted average interest rate on loans decreased to 4.25% as of March 31, 2017 from 4.26% at September 30, 2016 as new loans continue to be originated at interest rates lower than the average of the overall portfolio.
Asset quality remains strong and the ratio of non-performing assets to total assets was 0.53% as of March 31, 2017 compared to 0.56% at December 31, 2016 and 0.48% at September 30, 2016. Since September 30, 2016, real estate owned decreased by $6 million, or 22%, and non-accrual loans increased by $15 million, or 35%. Delinquent loans represented 0.65% of total loans at March 31, 2017 compared to 0.74% at December 31, 2016 and 0.68% at September 30, 2016. The allowance for loan losses and reserve for unfunded commitments totaled $127 million as of March 31, 2017 and was 1.09% of gross loans outstanding, as compared to $117 million or 1.07% of gross loans outstanding at September 30, 2016. The slight increase in the ratio of the total allowance and reserve to gross loans since our fiscal year end reflects the continued

shift in the mix of the loan portfolio to include a greater proportion of commercial loans outstanding, which generally require a higher level of reserves.
On February 10, 2017, the Company paid a regular dividend on common stock of $0.15 per share, which represented the 136th consecutive quarterly cash dividend, as well as a special cash dividend on common stock of $0.25 per share. Since September 30, 2016, tangible common stockholders’ equity per share increased by $0.50 or 2.7% to $19.22 and the ratio of tangible common equity to tangible assets remained strong at 11.72% as of March 31, 2017.
Net interest income was $108 million for the quarter, an increase of $1.4 million or 1.3% from the same quarter in the prior year. The increase in net interest income was due to average earning assets increasing by $230 million. Net interest margin decreased to 3.15% in the 2nd fiscal quarter of 2017 from 3.16% for same quarter in the prior year. The decrease in net interest margin is primarily due to a decline in yield on loans as the low rate environment has led to new loan originations having lower yields than the loans that repaid.
The Company recorded a release of loan loss allowance of $1.6 million in the 2nd fiscal quarter of 2017 compared with a release of $1.5 million in the same quarter of 2016 as net recoveries in both quarters were offset by strong growth in the loan portfolio. Net recoveries were $5.2 million in the 2nd fiscal quarter of 2017 and $3.5 million for the prior year quarter.
Total other income was $10.1 million for the 2nd fiscal quarter 2017, a decrease of $0.6 million from $10.7 million in the same quarter of the prior year. The decrease this quarter was primarily related to $0.4 million less of deposit fee income.
Total operating expenses were $57.5 million in the 2nd fiscal quarter 2017, a decrease of $1.8 million or 3.0% from the prior year quarter. Information technology costs decreased by $0.8 million and product delivery costs declined $0.8 million from the prior year quarter and this was largely attributable to the system conversion and resulting efficiency gains since 2016. The Company’s efficiency ratio was 48.8% in the 2nd fiscal quarter 2017 and is lower than the 50.6% for the same period one year ago due primarily to the decrease in operating expenses noted above.
Net gain on real estate owned was $0.8 million for 2nd fiscal quarter 2017 compared to a net gain of $3.9 million for the same quarter last year. Net gain or loss on real estate owned is expected to be somewhat volatile as it includes gains and losses on sales, ongoing maintenance expenses and any additional net valuation adjustments.
For the quarter ended March 31, 2017, the Company recorded federal and state income tax expense of $20.7 million, which equates to a 33.00% effective tax rate. This compares to an effective tax rate of 33.89% for the fiscal year ended September 30, 2016. The decline in the effective tax rate from the prior year is due primarily to increased investments in bank owned life insurance, low income housing tax credits and tax exempt loans.

Washington Federal, a national bank with headquarters in Seattle, Washington, has 236 branches in eight western states. To find out more about Washington Federal, please visit our website www.washingtonfederal.com. Washington Federal uses its website to distribute financial and other material information about the Company.
Important Cautionary Statements
The foregoing information should be read in conjunction with the financial statements, notes and other information contained in the Company’s 2016 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
This press release contains statements about the Company’s future that are not statements of historical fact. These statements are “forward looking statements” for purposes of applicable securities laws, and are based on current information and/or management's good faith belief as to future events. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance. By their nature, forward-looking statements involve inherent risk and uncertainties, which change over time; and actual performance, could differ materially from those anticipated by any forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement.
# # #

Contact:

Washington Federal, Inc.
425 Pike Street, Seattle, WA 98101
Brad Goode, SVP, Director of Communications
206-626-8178
brad.goode@wafd.com

Washington Federal, Inc.
Fact Sheet
March 31, 2017
($ in Thousands)

	As of 09/16		As of 12/16		As of 03/17
Loan Loss Reserve - Total	$116,729		$123,356		$126,972
General and Specific Allowance	113,494		118,456		121,922
Commitments Reserve	3,235		4,900		5,050
Allowance as a % of Gross Loans	1.07%		1.09%		1.09%

	09/16 QTR	09/16 YTD	12/16 QTR	12/16 YTD	03/17 QTR	03/17 YTD
Loan Originations - Total	$1,190,431	$3,948,534	$1,241,046	$1,241,046	$944,083	$2,185,129
Single-Family Residential	236,184	692,575	215,241	215,241	170,547	385,788
Construction	230,597	900,649	338,599	338,599	167,422	506,021
Construction - Custom	144,095	421,816	122,955	122,955	120,646	243,601
Land - Acquisition & Development	25,956	59,511	16,229	16,229	10,336	26,565
Land - Consumer Lot Loans	10,405	29,661	9,065	9,065	8,158	17,223
Multi-Family	63,280	361,261	111,959	111,959	93,279	205,238
Commercial Real Estate	88,770	353,265	164,098	164,098	77,949	242,047
Commercial & Industrial	370,481	1,051,950	243,924	243,924	277,676	521,600
HELOC	19,882	74,538	18,391	18,391	17,221	35,612
Consumer	781	3,308	585	585	849	1,434

Purchased Loans (including acquisitions)	$53,774	$105,420	$—	$—	$72,856	$72,856

Net Loan Fee and Discount Accretion	$6,730	$29,898	$6,762	$6,762	$5,764	$12,526

Repayments
Loans	$851,578	$2,935,167	$896,109	$896,109	$710,691	$1,606,800
MBS	142,329	462,973	178,169	178,169	96,900	275,069

MBS Premium Amortization	$3,962	$12,920	$5,039	$5,039	$2,992	$8,031

Efficiency
Operating Expenses/Average Assets	1.49%	1.60%	1.46%	1.46%	1.55%	1.50%
Efficiency Ratio (%)	48.54%	50.80%	47.23%	47.23%	48.76%	48.00%
Amortization of Intangibles	$548	$2,369	$521	$521	$398	$919

EOP Numbers
Shares Issued and Outstanding	89,680,847		89,272,268		89,438,563

Share repurchase information
Remaining shares authorized for repurchase	5,039,310		4,231,553		4,157,081
Shares repurchased	707,642	3,867,563	757,768	757,768	477	758,245
Average share repurchase price	$25.20	$22.72	$26.90	$26.90	$33.55	$26.91

Tangible Common Book Value	As of 09/16		As of 12/16		As of 03/17
$ Amount	$1,678,742		$1,703,133		$1,718,625
Per Share	18.72		19.08		19.22

# of Employees	1,806		1,813		1,797
Investments
Available-for-sale:
Agency MBS	$1,072,912		$959,661		$916,006
Other	849,982		482,274		472,776
	$1,922,894		$1,441,935		$1,388,782
Held-to-maturity:
Agency MBS	$1,417,599		$1,752,010		$1,697,650
	$1,417,599		$1,752,010		$1,697,650

	As of 09/16		As of 12/16		As of 03/17
Loans Receivable by Category (a)	AMOUNT	%	AMOUNT	%	AMOUNT	%
Single-Family Residential	$5,658,830	51.7%	$5,624,263	49.6%	$5,693,072	48.9%
Construction	1,110,411	10.1	1,265,747	11.2	1,311,635	11.3
Construction - Custom	473,069	4.3	494,447	4.4	527,319	4.5
Land - Acquisition & Development	118,497	1.1	119,085	1.1	118,726	1.0
Land - Consumer Lot Loans	104,567	1.0	101,104	0.9	101,227	0.9
Multi-Family	1,124,290	10.3	1,217,594	10.7	1,266,911	10.9
Commercial Real Estate	1,093,639	10.0	1,207,573	10.7	1,296,039	11.1
Commercial & Industrial	978,589	8.9	1,025,821	9.1	1,071,629	9.2
HELOC	149,716	1.4	148,452	1.3	146,172	1.3
Consumer	139,000	1.3	124,547	1.1	107,759	0.9
	10,950,608	100%	11,328,633	100%	11,640,489	100%
Less:
ALL	113,494		118,456		121,922
Loans in Process	879,484		1,027,168		1,009,937
Net Deferred Fees, Costs and Discounts	46,710		46,698		45,608
Sub-Total	1,039,688		1,192,322		1,177,467
	$9,910,920		$10,136,311		$10,463,022

Net Loan Portfolio by Category (a)	AMOUNT	%	AMOUNT	%	AMOUNT	%
Single-Family Residential	$5,601,350	56.5%	$5,565,673	54.9%	$5,632,558	53.8%
Construction	475,022	4.8	486,784	4.8	564,133	5.4
Construction - Custom	227,348	2.3	233,867	2.3	248,878	2.4
Land - Acquisition & Development	88,408	0.9	95,997	0.9	96,330	0.9
Land - Consumer Lot Loans	101,435	1.0	98,118	1.0	98,252	0.9
Multi-Family	1,113,661	11.2	1,205,737	11.9	1,254,499	12.0
Commercial Real Estate	1,074,146	10.8	1,188,637	11.7	1,278,189	12.2
Commercial & Industrial	945,150	9.5	992,261	9.8	1,039,309	9.9
HELOC	147,737	1.5	146,790	1.4	144,642	1.4
Consumer	136,663	1.4	122,447	1.2	106,232	1.0
	$9,910,920	100%	$10,136,311	100%	$10,463,022	100%

(a) Some loans have been reclassified by loan type as a result of system conversion in 1Q16, primarily impacting Construction, Multi-family and Commercial Real Estate.

	As of 09/30/16			As of 12/31/16			As of 03/31/17
Deposits by State	AMOUNT	%	#	AMOUNT	%	#	AMOUNT	%	#
Washington (WA)	$5,100,754	48.1%	81	$5,196,140	48.8%	81	$5,146,140	48.4%	81
Idaho (ID)	782,413	7.4	25	768,704	7.2	24	785,092	7.4	24
Oregon (OR)	1,964,173	18.5	48	1,952,655	18.3	48	1,946,137	18.3	47
Utah (UT)	285,234	2.7	10	280,457	2.6	10	272,804	2.6	10
Nevada (NV)	340,324	3.2	11	333,789	3.1	11	335,266	3.2	11
Texas (TX)	94,113	0.9	5	97,276	0.9	5	94,656	0.9	5
Arizona (AZ)	1,188,335	11.2	31	1,173,538	11.0	31	1,193,459	11.2	31
New Mexico (NM)	845,506	8.0	27	845,016	7.9	27	857,253	8.1	27
Total	$10,600,852	100%	238	$10,647,575	100%	237	$10,630,807	100%	236

Deposits by Type	AMOUNT	%		AMOUNT	%		AMOUNT	%
Checking (non-interest)	$1,091,738	10.3%		$1,124,169	10.6%		$1,142,372	10.7%
NOW (interest)	1,629,983	15.4		1,732,836	16.3		1,731,737	16.3
Savings (passbook/statement)	820,980	7.7		844,849	7.9		871,722	8.2
Money Market	2,462,891	23.2		2,492,483	23.4		2,466,868	23.2
Time Deposits	4,595,260	43.3		4,453,238	41.8		4,418,108	41.6
Total	$10,600,852	100%		$10,647,575	100%		$10,630,807	100%

Deposits greater than $250,000 - EOP	$2,250,622			$2,410,863			$2,426,837

Time Deposit Repricing	Amount	Rate		Amount	Rate		Amount	Rate
Within 3 months	$824,019	0.82%		$933,770	0.76%		$930,544	0.71%
From 4 to 6 months	896,484	0.80%		896,254	0.74%		852,702	0.67%
From 7 to 9 months	618,180	0.89%		532,682	0.81%		429,013	0.79%
From 10 to 12 months	508,732	0.83%		391,159	0.80%		442,072	0.84%

Non-Performing Assets	AMOUNT	%		AMOUNT	%		AMOUNT	%
Non-accrual loans:
Single-Family Residential	$33,148	78.2%		$38,568	63.5%		$34,373	60.1%
Construction	—	—		—	—		—	—
Construction - Custom	—	—		—	—		240	0.4
Land - Acquisition & Development	58	0.1		603	1.0		80	0.1
Land - Consumer Lot Loans	510	1.2		969	1.6		1,129	2.0
Multi-Family	776	1.8		1,160	1.9		1,364	2.4
Commercial Real Estate	7,100	16.7		9,660	15.9		10,507	18.4
Commercial & Industrial	583	1.4		9,230	15.2		8,864	15.5
HELOC	239	0.6		480	0.8		583	1.0
Consumer	—	—		45	0.1		55	0.1
Total non-accrual loans	42,414	100%		60,715	100%		57,195	100%
Real Estate Owned	29,027			22,637			22,543
Total non-performing assets	$71,441			$83,352			$79,738

Non-accrual loans as % of total net loans	0.43%			0.60%			0.55%
Non-performing assets as % of total assets	0.48%			0.56%			0.53%

	As of 9/30/16		As of 12/31/16		As of 03/31/17
	AMOUNT	%	AMOUNT	%	AMOUNT	%
Restructured loans:
Single-Family Residential	$228,186	87.3%	$217,943	87.2%	$204,955	87.6%
Construction	—	—	—	—	—	—
Construction - Custom	—	—	—	—	—	—
Land - Acquisition & Development	1,154	0.4	1,139	0.5	594	0.3
Land - Consumer Lot Loans	9,630	3.7	9,619	3.8	9,410	4.0
Multi-Family	1,505	0.6	1,496	0.6	1,131	0.5
Commercial Real Estate	19,434	7.4	18,179	7.3	16,290	7.0
Commercial & Industrial	—	—	—	—	—	—
HELOC	1,506	0.6	1,461	0.6	1,414	0.6
Consumer	116	—	113	—	107	—
Total restructured loans	$261,531	100%	$249,950	100%	$233,901	100%

Restructured loans were as follows:
Performing	$251,583	96.2%	$235,503	94.2%	$222,208	95.0%
Non-performing (b)	9,948	3.8	14,447	5.8	11,693	5.0
Total restructured loans	$261,531	100%	$249,950	100%	$233,901	100%
(b) Included in "Total non-accrual loans" above

	AMOUNT	CO % (c)	AMOUNT	CO % (c)	AMOUNT	CO % (c)
Net Charge-offs (Recoveries) by Category
Single-Family Residential	$(204)	(0.01)%	$3	—%	$157	0.01%
Construction	(388)	(0.14)	—	—	—	—
Construction - Custom	—	—	—	—	3	—
Land - Acquisition & Development	(2,063)	(6.96)	(3,985)	(13.39)	(4,168)	(14.04)
Land - Consumer Lot Loans	29	0.11	(53)	(0.21)	(180)	(0.71)
Multi-Family	—	—	—	—	—	—
Commercial Real Estate	(172)	(0.06)	(339)	(0.11)	(1,164)	(0.36)
Commercial & Industrial	(2,123)	(0.87)	(667)	(0.26)	(112)	(0.04)
HELOC	—	—	36	0.10	53	0.15
Consumer	(657)	(1.89)	(291)	(0.93)	195	0.72
Total net charge-offs (recoveries)	$(5,578)	(0.20)%	$(5,296)	(0.19)%	$(5,216)	(0.18)%
(c) Annualized Net Charge-offs (recoveries) divided by Gross Balance

Interest Rate Risk
One Year GAP		(10.1)%		(15.3)%		(14.7)%
NPV post 200 bps shock (d)		14.8%		13.9%		13.9%
Change in NII after 200 bps shock (d)		3.2%		1.7%		1.3%
(d) Assumes no balance sheet management actions taken

Historical CPR Rates (e)
	WAFD	WAFD
Average for Quarter Ended:	SFR Mortgages	GSE MBS

9/30/2014	14.6%	13.4%
12/31/2014	15.9%	12.1%
3/31/2015	16.4%	13.9%
6/30/2015	18.7%	15.9%
9/30/2015	17.8%	14.5%
12/31/2015	16.7%	13.4%
3/31/2016	13.9%	12.0%
6/30/2016	17.3%	17.5%
9/30/2016	17.7%	20.0%
12/31/2016	19.3%	24.8%
3/31/2017	13.6%	13.5%

(e) The CPR Rate (conditional payment rate) is the rate that is equal to the proportion of the principal of a pool of loans that is paid off prematurely in each period.

Washington Federal, Inc.
Fact Sheet
March 31, 2017
Average Balance Sheet
($ in Thousands)

	Three Months Ended
	September 30, 2016			December 31, 2016			March 31, 2017
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Loans receivable	$9,756,353	$114,283	4.65%	$10,013,798	$114,835	4.55%	$10,267,530	$116,034	4.58%
Mortgage-backed securities	2,568,917	13,820	2.13	2,537,585	12,789	2.00	2,664,959	16,226	2.47
Cash & investments	1,218,195	4,029	1.31	1,010,299	4,246	1.67	632,114	3,068	1.97
FHLB & FRB Stock	117,205	740	2.50	117,210	894	3.03	118,092	870	2.99

Total interest-earning assets	13,660,670	132,872	3.86%	13,678,892	132,764	3.85%	13,682,695	136,198	4.04%
Other assets	1,210,388			1,197,304			1,161,023
Total assets	$14,871,058			$14,876,196			$14,843,718

Liabilities and Equity
Customer accounts	10,610,740	13,423	0.50%	10,610,314	13,017	0.49%	10,578,631	12,392	0.48%
FHLB advances	2,080,000	16,633	3.17	2,080,000	16,595	3.17	2,102,556	16,079	3.10
Other borrowings	33	—	—	—	—	—	—	—	—

Total interest-bearing liabilities	12,690,773	30,056	0.94%	12,690,314	29,612	0.93%	12,681,187	28,471	0.91%
Other liabilities	205,817			201,233			153,105
Total liabilities	12,896,590			12,891,547			12,834,292
Stockholders’ equity	1,974,468			1,984,649			2,009,426
Total liabilities and equity	$14,871,058			$14,876,196			$14,843,718

Net interest income		$102,816			$103,152			$107,727

Net interest margin (1)			3.01%			3.02%			3.15%

(1) Annualized net interest income divided by average interest-earning assets

Washington Federal, Inc.
Fact Sheet
March 31, 2017
Delinquency Summary
($ in Thousands)

			AMOUNT OF LOANS	# OF LOANS				% based		% based
TYPE OF LOANS	#LOANS	AVG Size	NET OF LIP & CHG-OFFs	30	60	90	Total	on #	$ Delinquent	on $

March 31, 2017
Single-Family Residential	25,999	219	$5,692,305	74	36	163	273	1.05%	$53,147	0.93%
Construction	633	938	593,479	4	—	—	4	0.63	601	0.10
Construction - Custom	1,149	219	251,906	—	—	2	2	0.17	240	0.10
Land - Acquisition & Development	122	847	103,280	1	—	3	4	3.28	262	0.25
Land - Consumer Lot Loans	1,187	85	101,168	3	2	12	17	1.43	1,261	1.25
Multi-Family	968	1,309	1,266,845	—	—	4	4	0.41	1,224	0.10
Commercial Real Estate	1,067	1,215	1,296,019	7	1	10	18	1.69	6,342	0.49
Commercial & Industrial	1,836	584	1,071,622	13	2	32	47	2.56	4,964	0.46
HELOC	2,939	50	146,169	5	2	32	39	1.33	814	0.56
Consumer	4,542	24	107,759	70	19	75	164	3.61	601	0.56
	40,442	263	$10,630,552	177	62	333	572	1.41%	$69,456	0.65%

December 31, 2016
Single-Family Residential	26,259	214	$5,623,668	88	53	165	306	1.17%	$60,201	1.07%
Construction	638	804	513,046	3	—	1	4	0.63	341	0.07
Construction - Custom	1,079	219	236,668	2	1	—	3	0.28	157	0.07
Land - Acquisition & Development	126	819	103,148	1	—	4	5	3.97	1,262	1.22
Land - Consumer Lot Loans	1,204	84	101,045	4	2	15	21	1.74	1,076	1.06
Multi-Family	959	1,270	1,217,594	3	1	2	6	0.63	1,868	0.15
Commercial Real Estate	1,040	1,130	1,175,475	6	2	12	20	1.92	7,766	0.66
Commercial & Industrial	1,843	574	1,057,826	4	6	34	44	2.39	1,108	0.10
HELOC	2,931	51	148,448	7	—	32	39	1.33	1,375	0.93
Consumer	4,842	26	124,547	78	30	79	187	3.86	1,063	0.85
	40,921	252	$10,301,465	196	95	344	635	1.55%	$76,217	0.74%

September 30, 2016
Single-Family Residential	26,508	213	$5,658,122	93	39	173	305	1.15%	$56,665	1.00%
Construction	640	779	498,450	—	—	1	1	0.16	—	—
Construction - Custom	1,041	221	229,957	2	—	—	2	0.19	538	0.23
Land - Acquisition & Development	132	719	94,928	—	—	3	3	2.27	—	—
Land - Consumer Lot Loans	1,229	85	104,534	5	6	13	24	1.95	2,061	1.97
Multi-Family	944	1,191	1,124,290	2	1	3	6	0.64	1,983	0.18
Commercial Real Estate	1,074	1,018	1,093,549	1	2	10	13	1.21	4,868	0.45
Commercial & Industrial	1,832	534	978,582	—	3	32	35	1.91	42	—
HELOC	2,924	51	149,713	11	3	26	40	1.37	1,200	0.80
Consumer	5,094	27	139,000	93	34	66	193	3.79	922	0.66
	41,418	243	$10,071,125	207	88	327	622	1.50%	$68,279	0.68%

Forward Looking Statements

This filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks, uncertainties and contingencies, many of which are difficult to predict and are generally beyond the control of the Company, Anchor and the combined company. A number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Risks and uncertainties for the Company, Anchor and the combined company include, but are not limited to, the following factors: the expected cost savings, synergies and other financial benefits from the merger might not be realized within the expected time frames or at all; governmental approval of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; conditions to the closing of the merger may not be satisfied; the shareholders of Anchor may fail to approve the consummation of the merger; delay in closing the merger; the integration of the combined company, including personnel changes/retention, might not proceed as planned; the combined company might not perform as well as expected; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the other risks described in the Company’s and Anchor’s reports filed with the SEC, including the Company’s Annual Report on Form 10-K for the year ended September 30, 2016 and Anchor’s Annual Report on Form 10-K for the year ended June 30, 2016.  All forward-looking statements included in this Report are based on information available at the time of the communication. The Company and Anchor undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect new information, future events or circumstances or otherwise that occur after the date on which such statements were made.

Additional Information
In connection with the proposed transaction, the Company intends to file a registration statement on Form S-4 with the SEC which will contain a proxy statement/prospectus to be distributed to the shareholders of Anchor in connection with their vote on the Merger. Each party will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision regarding the transaction, shareholders of Anchor are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, as well as any amendments or supplements to these documents, when they become available, because they will contain important information about the Merger. The final proxy statement/prospectus will be mailed to shareholders of Anchor. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.washingtonfederal.com or by writing the Company at 425 Pike Street, Seattle, WA 98101, Attention: Investor Relations or calling (206) 626-8178, or by writing Anchor at 601 Woodland Square Loop SE, Lacey, WA 98503, Attention: Corporate Secretary or calling (360) 537-1388.

Participants in this Transaction
The Company, Anchor, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Anchor shareholders in favor of the approval of the merger. Information about the directors and executive officers of the Company and their ownership of Company stock is included in the proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on December 9, 2016. Information about the directors and executive officers of Anchor and their ownership of Anchor stock is set forth in the proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on September 9, 2016, and also will be included in the proxy statement/prospectus for the merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.